SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-32051]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

March 25, 2016

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of March 2016. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on April 19, 2016, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Jessica Shin, Attorney-Adviser, at (202) 551-5921 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Curian Series Trust [File No. 811-22495]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 10, 2015, January 21, 2016, and February 2, 2016, applicant made liquidating distributions to its shareholders, based on net asset value. Expenses of $172,315 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Date: The application was filed on February 26, 2016.

Applicant's Address: 7601 Technology Way, Denver, Colorado 80237.

ALTMFX Trust [File No. 811-22989]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 3, 2015 and December 29, 2015, applicant made liquidating distributions to its shareholders, based on net asset value. Expenses of approximately $31,641 incurred in connection with the liquidation were paid by applicant, applicant's custodian, and applicant's administrator.

Filing Date: The application was filed on February 29, 2016.

Applicant's Address: Three Canal Plaza, Suite 600, Portland, Maine 04101.

Lazard Alternative Emerging Markets 1099 Fund [File No. 811-22590]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 31, 2015, applicant transferred its remaining assets and known liabilities to a liquidating trust, based on net asset value. Each shareholder of applicant has received a pro rata interest in the liquidating trust. Expenses of approximately $125,000 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Date: The application was filed on March 1, 2016.

Applicant's Address: 30 Rockefeller Plaza, New York, New York 10112.

Laudus Institutional Trust [File No. 811-08759]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Each series of applicant has transferred its assets to a corresponding series of Laudus Trust and, on February 6, 2015, made a final distribution to its shareholders based on net asset value. Expenses of approximately $89,296 incurred in connection with the reorganization were paid by applicant and the acquiring fund.

Filing Date: The application was filed on March 1, 2016.

Applicant's Address: 211 Main Street, San Francisco, California 94105.

Meeder Premier Portfolios [File No. 811-21424]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 31, 2006, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $84,989 incurred in connection with the liquidation were paid by applicant.

Filing Dates: The application was filed on February 1, 2016, and amended on March 1, 2016 and March 9, 2016.

Applicant's Address: 6125 Memorial Drive, Dublin, Ohio 43017.

Tea Leaf Management Investment Trust [File No. 811-22737]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On January 29, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $5,850 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Dates: The application was filed on March 7, 2016 and amended on March 15, 2016.

Applicant's Address: 370 Lexington Avenue, Suite 201, New York, New York 10017.

Cottonwood Mutual Funds [File No. 811-22602]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to a corresponding series of World Funds Trust and, on February 8, 2016, made a final distribution to its shareholders based on net asset value. Expenses of approximately $10,000 incurred in connection with the reorganization were paid by applicant's investment adviser.

Filing Date: The application was filed on March 11, 2016.

Applicant's Address: 225 West Washington Street, 21st Floor, Chicago, Illinois 60606.

Meyers Capital Investments Trust [File No. 811-22180]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On February 29, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $2,750 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Date: The application was filed on March 18, 2016.

<u>Applicant's Address</u>: 2695 Sandover Road, Columbus, Ohio 43220.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary